Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

FOR IMMEDIATE RELEASE

ALCOA SENDS LETTER TO ALCAN BOARD OUTLINING COMMITMENTS

TO QUÉBEC; WILL MEET REQUIREMENTS OF AGREEMENT BETWEEN ALCAN AND

QUÉBEC GOVERNMENT

Announces Satisfaction of Related Offer Condition

Montréal, Québec and New York, New York (May 17, 2007) – Alcoa Inc. (NYSE: AA) announced today that it has reviewed Alcan’s continuity agreement with the Government of Québec which identifies the requirements that Alcoa must meet regarding Alcan’s future operations in the Province in order to maintain certain of Alcan’s hydroelectric and water rights. In a letter to Alcan’s Board of Directors, Alcoa outlined the many ways in which its offer to acquire Alcan not only meets, but exceeds the continuity agreement’s requirements. As a result of this combination, Québec will enjoy a substantially enhanced position in the world aluminum industry and a reinforced position as an important industrial center.

Alain J.P. Belda, Chairman and Chief Executive Officer, stated: “We are pleased that the Government of Québec made the continuity agreement public quickly after we announced our offer. We have reviewed the agreement and are very comfortable assuming all of Alcan’s existing obligations and other commitments to the Province of Québec. When combining Alcan’s obligations, which Alcoa will be assuming, with Alcoa’s commitments to Québec and Canada, we are confident that no other company can match the increased benefits our offer presents to Canada, Québec, British Columbia, Montreal and all other stakeholders. In light of this, we have asked the Board of Directors of Alcan to today begin the review period contemplated by the agreement.

“We remain hopeful that Alcan’s Board of Directors will recognize that Alcoa and Alcan are uniquely suited to each other and, together, we will be better positioned to compete in the industry. We would welcome the opportunity to pursue our business combination together,” concluded Mr. Belda.

Alcoa is confident that the terms of the continuity agreement will not hinder Alcoa’s offer for Alcan. Alcoa has determined that the condition to its offer relating to certain contractual provisions affecting Alcan’s power or water rights in Canada has been satisfied. This condition is set forth in paragraph (m) of the “Conditions of the Offer” in Alcoa’s Offer to Purchase, dated May 7, 2007.

Today’s letter to Alcan’s Board of Directors provides further details on Alcoa’s proposals for Québec. Key points include:

•	Alcoa will maintain dual corporate headquarters in Montréal and New York, with substantial strategic management functions in each city.

•

In addition to the corporate headquarters, the combined company’s Global Primary Products Business also will be located in Montréal. The role of Alcan’s Montréal headquarters will be substantially increased, as its assets under management will be doubled.

•	Alcoa is committed to maintaining effective and responsible stewardship of hydro resources and other natural resources, including those which Alcan controls.

•

Alcoa’s contributions to the communities in which it operates are deep and longstanding. The Alcoa Foundation has a current endowment of $534 million and over $437 million in grants have been made to date in community programs around the world. This transaction will maintain and expand Alcan’s leadership role in Québec in this area.

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Alcoa intends to implement the two companies’ planned investments in Québec of approximately US$5 billion, including modernizations and expansions, making it the single largest private sector investment program in Québec’s history. These expansion plans in Québec would result in the creation of 1,100 new jobs, 5,500 construction jobs, and 1,100 to 2,100 indirect jobs.

•	Alcoa will establish Québec as the R&D center for primary aluminum process innovations, which have the potential to dramatically change the cost and environmental footprint of the aluminum industry.

•

Alcoa’s pledge to environmental initiatives and sustainable development is internationally recognized and the movement of groundbreaking pilot programs to Québec smelters will benefit Canada and Québec. The World Economic Forum at Davos recently named Alcoa as one of the top sustainable corporations in the world.

•

Alcoa has an industry leading track record with regard to safety in the work place. Alcoa’s lost work day indicator is an industry leading 0.088 and Alcoa’s workplace standards have historically improved safety with its acquisition targets.

•	Our high ethical standards have been publicly recognized, most recently by Ethisphere Magazine, which names Alcoa as one of the world’s most ethical companies.

Following is a copy of the letter Alcoa sent to Alcan’s Board of Directors today:

May 17, 2007

The Board of Directors of Alcan Inc.

1188 Sherbrooke Street West

Montréal, Québec

H3A 3G2 Canada

Attention: Mr. L. Yves Fortier, C.C., O.Q., Q.C., Chairman

Ladies and Gentlemen,

On May 7th, we announced that we were taking our offer directly to your shareholders. We did not take this decision lightly. Our Board concluded that this combination continued to be an extraordinary fit. However, as I told Yves Fortier the day of our announcement, reaching a negotiated deal would have been our preferred result.

We have now reviewed your continuity agreement with the Government of Québec under which it has rights in the event of a change of control of Alcan having certain effects on the health and prospects of the economy or society of Québec.

I clearly understand that the terms of the continuity agreement you have negotiated with the Government of Québec reflect that many factors in addition to price are relevant in a change of control of Alcan. The interests of all of your stakeholders – employees, communities and Québec, as well as shareholders – are acknowledged. We firmly believe that our proposals fulfill the letter and spirit of the continuity agreement, and that no one else can match the benefits we offer to Alcan’s stakeholders in this and many other respects.

As we said publicly, Montréal will become the combined company’s global headquarters for primary products as well as for related research and development. As a stand-alone company, the primary products business will be the largest aluminum company in the world. Larger than Alcan is today, it will rank among the largest businesses in Canada. It is the view of our Board that this combination will be good for both companies and for all our stakeholders, including Canada, Québec, British Columbia and Montréal. We trust you will come to the same conclusion.

We understand that the continuity agreement permits you to defer consideration of our proposals for Québec until a later date. We believe however it is in all parties’ interests, including those of Québec, for you to commence such consideration at this time. We welcome the opportunity to discuss with you how our plans, the details of which are attached, are responsive to the continuity agreement.

I remain hopeful that once you have had the opportunity to reflect fully on the choices for Alcan, you will conclude, as we have, that combining our two companies is the best alternative, reflecting our shared history, our shared values and what we believe will be an even brighter and better future together.

I look forward to discussing our plans and working together to find a common path forward. I remain convinced we can work constructively and fruitfully in the interests of our companies and all stakeholders.

Best personal regards,

Alain J. P. Belda

ALCOA’S PROPOSALS AND THE

REQUIREMENTS OF THE CONTINUITY AGREEMENT

As contemplated under section 3 of the continuity agreement between Alcan Inc. and the Government of Québec, Alcoa believes that its proposals demonstrate that, following its acquisition of Alcan, there is no reasonable basis to believe either: (i) the positive commitment of Alcan to the health and prospects of the economy and society of Québec will be diminished or put at risk in any material respect, or (ii) there will be a direct or indirect net negative impact to the health and prospects of the economy or society of Québec.

Alcoa’s proposals, as generally described in its offer, are set forth below by reference to the important factors referred to in section 4 of the continuity agreement.

With our acquisition of Alcan, we will assume as a matter of law all of Alcan’s existing obligations and other commitments, including to Québec. Moreover, once the combination is completed we have no intention of modifying those obligations or commitments in any manner otherwise than in accordance with and subject to the terms of the continuity agreement where it is applicable.

Accordingly, we hereby formally commit to the proposals set forth below.

MAINTENANCE IN QUÉBEC OF SUBSTANTIVE OPERATIONAL, FINANCIAL AND STRATEGIC ACTIVITIES AND HEADQUARTERS IN RESPECT OF ALCAN AND ITS ASSETS AT LEVELS THAT ARE SUBSTANTIALLY SIMILAR TO THOSE OF ALCAN AT THIS TIME (CONTINUITY AGREEMENT, SECTION 4(A))

1.	Global Corporate Organization

We had discussions last year on a friendly basis and had agreed on some matters that we think continue to be good for our combined companies.

•	Dual headquarters in Montréal and New York – Selected strategic management functions located in each city.

•	Corporate executive positions – The corporate Chairman, CEO, and CFO will maintain offices in both Montréal and New York.

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Montréal headquarters – Corporate staff functions will include significant global leadership responsibilities in the areas of Corporate Development, Strategic Planning, Global Purchasing and Human Resources.

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Board of Directors – It is our intention that we will have significant Canadian representation on our combined companies’ global corporate Board of Directors. Presently our Board consists of 9 independent members plus the Chairman/CEO. It is our intention that one-third of the combined company’s Board seats be occupied by Canadians.

•	Name – The name of the new company will reflect the importance and heritage of the Alcan name.

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Best available talent – Our company is a meritocracy, as global competitiveness requires us to use the best available talent. We will draw from the best talent of both organizations as we have successfully done before:

•	Our corporate CFO, President of Global Primary Products, Alcoa Canada President and President of Primary Metals Material Management all came into Alcoa through acquisitions or joint ventures.

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More than half of the members of the Alcoa Executive Council[1] have joined the company from outside Alcoa in the last 10 years, including the CFO and the heads of Global Primary Products, Rolled Products Group, HR, Legal, Environmental, Health and Safety (“EHS”) and Public Strategy.

2.	Montréal: Global Primary Products Business – Headquarters

Alcoa will locate the headquarters of the new combined company’s Global Primary Products Business in Montréal. The CEO of the Global Primary Products Business will manage this global business from Montréal. He or she will be a member of the Executive Council of the combined company and will be supported by a newly created Advisory Board comprised only of Canadian citizens.

On a stand-alone basis, the combined primary products business will be the largest aluminum company in the world, the largest industrial business in Canada, larger than Alcan is today, and have a significant operating footprint in Canada.

Globally, the combined primary products business will have US$32.3 billion in revenues, 38,000 employees and over 100 locations in 29 countries.

In Canada, the combined operations will have US$6.8 billion in revenues and 15,000 employees, and over 35% of the company’s smelting capacity will be in Canada.

[1]

The Alcoa Executive Council presently consists of its senior executives that run global businesses (4 individuals) and global staff services areas (5 individuals). Some of these are located in New York City and some are located in other global business headquarters. This group, which reports directly to the Chairman/CEO of Alcoa, attends, participates and presents projects and specific reports to Alcoa’s Board.

It is our understanding that currently the Alcan Bauxite & Alumina and Primary Metals groups are headquartered in Montréal, while Engineered Products and Packaging are based in Paris. Our plan specifically means that we will add to the Montréal based Primary Metals group headquarters the necessary people and functions to manage:

•

an additional number of 11 hydroelectric facilities and 6 thermal plants with the combined generation of over 2,210 MW in Canada, the US and Australia, as well as our 930 MW share of three additional hydroelectric generating plants under construction in Brazil; and

•	the following additional production:

	Alcoa	Alcan	Total
Aluminum capacity	4,370 MT	3,420 MT	7,790 MT
Alumina capacity	15,610 MT	5,910 MT	21,520 MT

These additions will more than double the responsibility of and primary products assets under management by the headquarters in Montréal.

The following functions (which today reside in various Alcoa locations including New York, Pittsburgh and Knoxville) will be resident in Montréal within the final organization to be established:

•	Global Primary Products – management team (including CEO, CFO, CIO, HR, Legal)

•	Primary Metals – Global Smelting President, North American Smelting Operations Head, EHS, Alcoa Business System (“ABS”)

•	Alumina Refining – Global Refining President, North American Operations Head, Alumina Technology & ABS, Alumina Sales & Marketing, Bauxite, Development

•	Metal Sales, Purchasing and Marketing for Primary Products – Physical Trading, Scrap Acquisition and Purchasing

•	Energy – New Projects, Developments, Generation Operations and Maintenance

•	Materials Management – Logistics & Transportation, International Transportation, Risk Management

•	Primary Products Growth – Major Projects (Refining & Smelting), Project and Opportunity Development, Construction Planning and Control, Construction Purchasing, Financial Control and Management

3.	Montréal: Global Primary Products – Global Growth Projects

The combined company will locate its Primary Products Growth Group in Montréal, which will become the center for management of the global portfolio of primary growth projects in bauxite mining, alumina refining, aluminum smelting and energy generation. This includes the project development, site investigation, design, engineering and construction management of a 10-year US$32 billion global growth project portfolio.

Today we are both involved in growth projects such as the following:

Alcoa

Our projects include:

•	Brazil – Construction and start up of 2.1 million MT expansion at the Alumar Sao Luis alumina refinery

•	Brazil – Start up of Alcoa’s new Juruti 2.6 million MT bauxite mine, and a future 12 million MT of bauxite mine, refinery and smelter

•	Australia – The design and construction of a 2.1 million MT expansion at Wagerup alumina refinery

•	Guinea – The design and construction of a new 1.7 million MT alumina refinery in which Alcoa and Alcan are the lead sponsors

•	Iceland – The commissioning of Alcoa’s newly completed 346,000 MT smelter in Fjardaal.

Alcan

Your projects, as we understand it, include:

•	South Africa – Alcan’s proposed 720,000 MT primary aluminum smelter in Coega

•	Oman – 2008 start-up of the 350,000 MT Sohar smelter JV

•	Saudi Arabia – Integrated aluminum complex in Ma’aden, including a 1,400 MW of power, 1.6 million MT refinery and 720,000 MT smelter.

We stand ready to carry these projects forward. This will be a significant portfolio of business that will be managed from Montréal. Firms in Montréal, such as SNC Lavalin and Bechtel Canada, are already working with us today on Alumar and Fjardaal respectively.

MAINTENANCE OF COMMITMENTS TO AND QUÉBEC BASED CAPABILITIES FOR THE EFFECTIVE AND RESPONSIBLE STEWARDSHIP OF THE HYDRO RESOURCES AND OTHER NATURAL

RESOURCES OVER WHICH ALCAN HAS OWNERSHIP, CONTROL, DIRECTION OR INFLUENCE IN QUÉBEC (CONTINUITY AGREEMENT, SECTION 4(B))

Alcoa is committed to maintaining effective and responsible stewardship of hydro resources and other natural resources, including those which Alcan controls. Alcoa and Alcan together are uniquely qualified to assume stewardship of the hydro resources and other natural resources currently under Alcan’s ownership, control, direction and influence in Québec. Alcoa is an owner and operator of its own hydroelectric generating facilities globally. Some of its North American operations were relicensed in 2005 for a 40-year period by the Federal Energy Regulatory Commission in the United States. The Québec government is directly familiar with Alcoa’s existing operations in the Province. In addition, we are co-owners of 1,830 MW of newly constructed and of 1,687 MW hydroelectric facilities in construction in Brazil. Together, we own and operate significant hydroelectric and thermal plants in the United States, in Canada and in Australia that are similar in scale.

MAINTENANCE OF EMPLOYMENT LEVELS IN QUÉBEC IN ACCORDANCE WITH THE THEN CURRENT COMMITMENTS AND PLANS OF ALCAN (CONTINUITY AGREEMENT, SECTION 4(C))

As noted above, with our acquisition of Alcan, we will assume as a matter of law all of its existing obligations and other commitments, including to Québec and any unions. Moreover, additional employment will be created upon completion of the combination and implementation of the proposed investments described in these proposals.

MAINTENANCE OF GENERAL COMMUNITY, EDUCATIONAL, CULTURAL AND CHARITABLE SUPPORT POLICIES, PRACTICES AND BUDGETS RELATIVE TO QUÉBEC AT LEVELS AT LEAST AS FAVORABLE AS THOSE WHICH ARE THEN CURRENT WITHIN ALCAN (CONTINUITY AGREEMENT, SECTION 4(D))

In addition to any legal obligations we will assume, our commitment to the communities in which we live and operate is deep and longstanding. Alcoa Foundation, established in 1952, has a current endowment of US$534 million. Over US$437 million in grants have been made to date in community programs around the world. In 2006, we made more than US$42 million in grants in 32 countries. In addition to financial support, Alcoa and Alcoa Foundation support close to 500,000 hours per year of volunteer work by Alcoans around the world sharing their time and talents with their communities. In Québec today, we contribute US$2.75 million annually to organizations, including the Québec Symphony (Orchestre symphonique de Québec), the Québec National Museum of Fine Arts (Musée national des beaux-arts du Québec) and the Québec Museum of Civilization (Musée de la civilisation de Québec).

We do not have the financial details on the major role Alcan plays in Montréal and Québec but we know of your support and your sponsorship, for example, of the Montréal Jazz Festival. In accordance with Imagine Canada’s program, we understand Alcan contributes at least 1% of its Canadian pre-tax profits in the form of donations and sponsorships. Alcoa will continue Alcan’s participation in this program and add the existing Canadian Alcoa businesses to this program.

We know you have recently reaffirmed your commitment to Montréal through the announced office consolidation in Montréal with a US$50 million construction project at the former Salvation Army property. Alcoa will maintain this commitment and continue with this construction project. We expect that our combined company will maintain and expand on Alcan’s vital leadership role in the community.

MAINTENANCE OF ALCAN’S FINANCIAL, EMPLOYMENT CREATION AND OTHER COMMITMENTS IN RESPECT OF REGIONAL ECONOMIC DEVELOPMENT AS THEY THEN APPLY TO QUÉBEC (CONTINUITY AGREEMENT, SECTION 4(E))

1.	Expansion by Alcoa

Although not part of the requirements of your continuity agreement, Alcoa thinks it is important for the Alcan Board to understand our own plans. Alcoa intends to continue to grow in Canada, while remaining committed to Alcan’s expansion plans in Québec and British Columbia. In Québec, we plan to continue discussions with the Government as part of the overall Alcoa/Alcan investment strategy for the Province.

The combined company’s investment obligations and proposals will, together, be the largest single private sector development commitment in Québec’s history - US$5 billion investment in Québec, creating over 1,100 new jobs, 5,500 construction jobs, and 1,100 to 2,100 indirect jobs. Alcoa’s participation in this development would include:

Baie Comeau smelter modernization

•	US$1.2 billion Alcoa investment

•	Replace old Soderberg smelting technology with modern pre-bake smelting technology

•	Increase the overall capacity by 110,000 MT to 540,000 MT

•	Reduce emissions/improve energy efficiency

•	Preserve jobs at the smelter while creating over 2,000 construction jobs

Deschambault expansion

•	US$1.4 billion Alcoa investment

•	Double capacity from 270,000 MT to more than 550,000 MT.

•	Create 250 jobs at the smelter, 350 jobs indirectly, and 2,000 construction jobs

New anode and cathode facility

Given the scope of the combined company’s expansion plans in Québec, there is the opportunity of consolidating anode and cathode manufacturing for the region. Assuming such opportunity proves advantageous, we believe this will warrant an additional investment of US$400 million, creating an additional 100 jobs.

2.	Alcan

In Québec, Alcoa will honor the commitments between Alcan and the Government for projects, such as AP-50 full-scale technology deployment at Complexe Jonquière smelter. As we understand it, the initial US$550 million investment is the first step in a planned ten-year US$1.8 billion investment program in Québec’s Saguenay-Lac Saint-Jean region. In British Columbia, Alcoa will also maintain the commitment to expanding the Kitimat smelter. Alcoa will explore doing the expansion through a modernization of current pot lines and addition of new pot lines.

MAINTENANCE OF POLICIES, PRACTICES AND INVESTMENT PLANS IN RESPECT OF RESEARCH AND DEVELOPMENT ACTIVITIES THEN BEING CARRIED OUT OR PLANNED TO AN EXTENT SIMILAR TO THOSE THEN IN PLACE WITHIN QUÉBEC (CONTINUITY AGREEMENT, SECTION 4(F))

Montréal: Global Primary Products Center for Technology & Innovation

Alcoa will establish Québec as the R&D center for primary aluminum process innovations which have the potential to dramatically change the cost and environmental footprint of the aluminum industry. Québec will be the global center for aluminum innovation through a combination of in-house corporate research and affiliation with external Québec resources.

Alcoa’s annual R&D investment in this area is over US$48 million and today includes “game-changing” technologies such as:

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Inert Anode – This involves the replacement of the traditional consumable carbon anode with an “inert” anode that is not consumed. The inert anode would provide breakthrough reductions in costs and CO2 (100% reduction or 3 tonnes per tonne of aluminum). Alcoa has invested more than US$200 million in this program. Presently we are running commercial cell trials in a smelter in Massena, New York. The current annual budget for this project is US$28.2 million, with a 110-person development team.

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Carbothermic Smelting – This is a new way of making aluminum with 30% better energy efficiency, significantly less capital and the potential for reductions in emissions. Research is currently underway in Norway and will be piloted in Québec as the cells reach that stage. We are presently moving from a pilot scale of 1.5MW to an 8.0MW scale up. Working with Elkem AS, we have invested more than US$37 million on this project. The annual budget for this research is US$14.8 million, with a 35-person development team.

We are not as familiar with the details of Alcan’s R&D program but we will maintain and grow your R&D programs including:

•	Continuous improvement investments

•	AP-50 smelter technology

MAINTENANCE OF POLICIES, PRACTICES AND STANDARDS IN RESPECT OF ENVIRONMENTAL PROTECTION AND EMPLOYEE HEALTH AND SAFETY AT LEVELS AT LEAST AS DEMANDING AS THOSE THEN CURRENT WITHIN ALCAN (CONTINUITY AGREEMENT, SECTION 4(G))

Environment and Sustainable Development

The Government of Québec is familiar with our commitment to reducing our impact on the environment. Going beyond our operations in Québec, we have an unmatched commitment in the aluminum industry to protection of the environment and sustainable development. We have been recognized as one of the most sustainable corporations in the world for the third year in a row at the World Economic Forum in Davos. We are a charter member in USCAP. In 1996 we were awarded the World Environment Center’s (WEC) Gold Medal for International Corporate Achievement in Sustainable Development.

The combination of our talents and commitment in this area will continue to serve our industry well. If the Board wishes to have more detail on our environmental performance globally and improvement targets as well as our 2020 plan, we will be delighted to supply additional information. We enclose herewith a copy of our 2006 Annual Report, our 2006 Sustainability Highlights and the 2005 edition of Life Magazine (Alcoa Canada Primary Metals’ annual report on sustainable development).

Health and Safety

Alcoa has an uncompromising commitment to health and safety and is recognized as a leader not only in the aluminum industry but in the larger industrial sector as well. Our lost work day (LWD) is an industry leading 0.088. Alcoa practices have improved safety in every acquisition. For example, we reduced LWD from 3.0 to Zero at acquired Québec smelters (Baie Comeau, Deschambault and Bécancour). Consistent with our shared values, best practices from both organizations will be combined to continue the improvements in health and safety.

We are confident that the Government of Québec is familiar with and has formed a favorable opinion of our standards and performance in the environmental, health and safety areas.

We will be happy to share our performance and commitment in these areas with the Alcan Board if you need additional information.

GOOD CHARACTER, REPUTATION AND HIGH ETHICAL STANDARDS OF ALCOA AND ITS DIRECTORS, OFFICERS, EMPLOYEES AND ASSOCIATES (CONTINUITY AGREEMENT, SECTION 4(H))

Our high ethical standards have been publicly recognized, most recently by Ethisphere Magazine, which names Alcoa as one of the world’s most ethical companies. Throughout the world, Alcoa operates by a bedrock set of values. Our two companies were founded by the same people with the same vision and commitment to the aluminum industry. We know that Alcan is also a values driven company with values compatible with ours. These values will guide how the new enterprise will continue to do business everywhere, every day.

To familiarize the Alcan Board with our standards, they are captured by our Values:

•	Integrity: The integrity of our people is our foundation.

•	Environment, Safety and Health: We will work safely in a manner that promotes the health and well-being of the individual and the environment.

•	Quality and Excellence: We will relentlessly pursue continuous improvement and innovation in everything we do to create significant competitive advantage compared to world standards.

•	People: People are the key to our success. Every Alcoan will have equal opportunity in an environment that fosters communication and involvement.

•	Profitability: We are dedicated to earning a return that will enable growth and enhanced shareholder value.

•	Accountability: We are accountable, individually and in teams, for our actions and results.

•	Customer: We are committed to being the preferred supplier and brand in each of the markets we serve and in every region of the world.

As our partner for many years in projects such as Alumar and Halco, and new projects such as the refinery project in Guinea, you have had the opportunity to see our values in action first hand. We think that is the best evidence of our ongoing commitment to the consistent application of our values around the world. We are confident the Government of Québec has formed its own favorable opinion of us through their observation of our performance in the Province at our Bécancour, Baie Comeau and Deschambault operations.

ABOUT ALCOA’S OFFER

Alcoa’s offer was announced on May 7, 2007. The complete terms, conditions and other details of the offer are set forth in the offering documents filed with the U.S. Securities and Exchange Commission and with Canadian securities regulatory authorities on May 7, 2007.

The offer and withdrawal rights are scheduled to expire at 5:00 p.m., Eastern Daylight Saving Time on July 10, 2007, subject to extension. The offer is subject to a number of customary conditions, including there having been tendered in the offer at least 66 2/3% of Alcan’s common shares on a fully diluted basis, receipt of all applicable regulatory approvals, and the absence of material adverse effects.

As previously announced, Alcoa has received a commitment letter from Citi, Goldman Sachs Credit Partners L.P. and Goldman Sachs Canada Credit Partners Co. to fully finance the proposed transaction. Skadden, Arps, Slate, Meagher & Flom LLP, Stikeman Elliott LLP, and Cleary Gottlieb Steen and Hamilton LLP are acting as legal counsel to Alcoa. Citi, Goldman, Sachs & Co., BMO Capital Markets, and Lehman Brothers are acting as financial advisors.

ABOUT ALCOA

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap® foils and plastic wraps, Alcoa® wheels, and Baco® household wraps. Among its other businesses are closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 122,000 employees in 44 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. More information can be found at www.alcoa.com

Additional Information

A French translation of this press release is also available.

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

•

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

CONTACTS

Alcoa:

Tony Thene (Investors), (212) 836-2674

Kevin G. Lowery (Media), (412) 553-1424

Brunswick:

Steve Lipin / Nina Devlin, (212) 333-3810